SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

1 Angel Court,

London EC2R 7AG, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Churchill Auditorium, the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE 11.00am London time (6.00pm Hong Kong/ Singapore time) on Thursday 14 May 2020 Notice of Annual General Meeting and explanation of business Prudential plc Thursday 14 May 2020 Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange) and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. This document, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (HKLR) for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading. A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. (HK Stock Code: 2378; SGX Stock Code: K6S) This document is important and requires your immediate attention. If you are in any doubt as to any aspect of the proposals in this document or the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other independent professional adviser. If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document, but not the enclosed Form of Proxy, as soon as possible to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

2 April 2020 Dear Shareholder Annual General Meeting of Prudential plc I am pleased to write to you with details of this year’s Annual General Meeting (the Meeting) which is to be held in the Churchill Auditorium at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am London time (6.00pm Hong Kong/ Singapore time) on Thursday 14 May 2020. The formal Notice of Meeting (the Notice) together with the explanatory notes is set out on pages 3 to 9. This circular is being provided to shareholders registered on the UK register or the Hong Kong branch register, and any person with shares of the Company standing to the credit of their securities account held with The Central Depository (Pte) Limited (CDP) in Singapore. The Covid-19 situation (see further below) will clearly impact the ability of shareholders to attend our Meeting. Therefore, instead of attending this year’s Meeting, we ask that shareholders please exercise their votes by completing the enclosed Form of Proxy in accordance with the instructions printed on the form and return it to the appropriate registrar or, for holders of a CDP securities account, to CDP in the pre-paid envelope enclosed. The Form of Proxy must be received no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 12 May 2020 or, for persons holding an interest in shares through CDP, 11.00am (6.00pm Hong Kong/Singapore time) on Monday 4 May 2020. Detailed instructions for completing and returning the Form of Proxy can be found in the notes on page 19. In addition, should a shareholder have a question that they would have raised at the Meeting, we ask that they instead send their question in advance by email to Secretariat@prudentialplc.com. Answers to the submitted questions which would have been answered at the Meeting in usual circumstances will be published on our website https://www.prudentialplc.com/investors/shareholder-information/agm/agm-questions-answers following the Meeting. As in previous years, we will call a poll on each resolution at the Meeting. This will ensure that we are able to engage with a greater number of shareholders by including the votes cast by shareholders who choose not to attend the Meeting. Should you wish to view the 2019 Annual Report online it is available on the Company’s website www.prudentialplc.com. The Company makes all dividend payments as interim dividends. Interim dividends do not require shareholder approval and so no resolution on a dividend payment is included in the Notice. On 11 March 2020 the Company declared a dividend of 25.97 US cents per share. Shareholders on the UK and Hong Kong registers will continue to receive their dividend payments in pounds sterling or Hong Kong dollars respectively unless they elect to receive in US dollars by 23 April 2020. The dividend rate in pounds sterling and Hong Kong dollars will be announced on or around 30 April 2020. Details of the Company’s dividends, including currency election options and payment dates, can be found on our website www.prudentialplc.com and on page 21. Coronavirus (Covid-19) The Board is closely monitoring developments in relation to the Coronavirus situation. The health of the Company’s shareholders, as well as its employees and customers, is of paramount importance. The Board would normally welcome the Meeting as an opportunity to present to you on the Group’s strategy and performance, and listen and respond to your questions, in person. However, due to the situation at the time of this Notice (including restrictions on travel and social contact), this year the Board is asking that shareholders do not attend the Meeting. The Board encourages shareholders to submit their proxies as early as possible, to enable your vote to be counted, and to follow all government guidance and requirements. In light of the evolving situation, it may in any case be necessary to change the arrangements for this year’s Meeting after the date of this Notice. We encourage shareholders to watch the Company’s website, regulatory news and other published notifications for any further updates in relation to the Meeting. Recommendation The Directors consider that all the resolutions set out in this Notice to be put to the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders to vote in favour of all the proposed resolutions. The Directors intend to vote, in respect of their own beneficial holdings, in favour of all the proposed resolutions. Yours sincerely Paul Manduca Chairman Prudential plc Registered office: 1 Angel Court, London EC2R 7AG Incorporated and registered in England and Wales, registered number 1397169 Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities. 02 Prudential plc Notice of Annual General Meeting 2020 prudentialplc.com

Notice of Annual General Meeting 2020 and explanatory notes Notice is hereby given that the 2020 Annual General Meeting (the Meeting) of Prudential plc (the Company), incorporated and registered in England and Wales (registered number 1397169), will be held in the Churchill Auditorium at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 14 May 2020 at 11.00am London time (6.00pm Hong Kong/ Singapore time). Shareholders will be asked to consider and, if thought fit, pass the resolutions set out below. Resolutions 1 to 22 (inclusive) and resolution 25 will be proposed as ordinary resolutions; resolutions 23, 24, 26, 27 and 28 will be proposed as special resolutions. For each ordinary resolution to be passed, more than half of the votes cast must be in favour of the resolution. For each special resolution to be passed, at least three- quarters of the votes cast must be in favour of the resolution. Resolution 1: Annual report and accounts TO receive and consider the Accounts for the financial year ended 31 December 2019 together with the Strategic Report, Directors’ Remuneration Report, Directors’ Report and the Auditor’s Report on those Accounts (the 2019 Annual Report). The formal business of the Meeting will begin with a resolution to lay before shareholders the 2019 Annual Report. Shareholders will have the opportunity to put questions about the 2019 Annual Report and other business to be conducted at the Meeting to the Directors before this resolution is voted on. The 2019 Annual Report is available to view on the Company’s website www. prudentialplc.com. Shareholders may obtain a copy from the Company’s registrar, Equiniti, by calling 0371 384 2035 in the UK, or Computershare Hong Kong on +852 2862 8555 in Hong Kong and quoting their shareholder reference number which can be found on each shareholder’s Form of Proxy. For shareholders in Singapore, copies of the 2019 Annual Report are also available for collection from CDP. Resolution 2: Directors’ Remuneration Report TO approve the Directors’ Remuneration Report for the year ended 31 December 2019. As in previous years, shareholders will have the opportunity to cast an advisory vote on the Directors’ Remuneration Report for the year ended 31 December 2019. The Directors’ Remuneration Report is set out in full on pages 136 to 195 of the 2019 Annual Report. The 2019 Annual Report is available to view on the Company’s website www.prudentialplc.com. The full version of the current Directors’ Remuneration Policy, approved by shareholders in May 2017, is available on the website. Resolution 3: Directors’ Remuneration Policy TO approve the revised Directors’ Remuneration Policy. Shareholders are invited to approve the revised Directors’ Remuneration Policy contained in the 2019 Annual Report on pages 174 to 191 and which sets out the Company’s forward-looking policy on Directors’ Remuneration. The Remuneration Committee Chairman has highlighted the key changes from the current policy adopted by shareholders in 2017 in the Chairman’s statement set out in the Directors’ Remuneration Report. The proposed changes are intended to align reward with the strategic priorities and capital framework of the post-demerger business, to strengthen the community of interest between executives and other shareholders, and to foster alignment between the remuneration of executives and the wider workforce. If the Directors’ Remuneration Policy is approved by shareholders, it will take immediate effect and the Company will not be able to make a remuneration payment to a current or prospective Director or a payment for loss of office to a current or past Director unless that payment is consistent with the revised Directors’ Remuneration Policy or has been approved by a resolution of the shareholders of the Company. If the Directors’ Remuneration Policy is not approved for any reason, the Company will continue to make payments to Directors in accordance with the current Directors’ Remuneration Policy which was approved at the Company’s Annual General Meeting on 18 May 2017 and is available on the Company’s website www.prudentialplc.com, and will seek shareholder approval for a further revised policy as soon as is practicable. Resolutions 4 to 17: Election and re-election of Directors In accordance with the provisions of the UK Corporate Governance Code, all Directors will offer themselves for election, except Howard Davies who will retire at the conclusion of the Meeting and not stand for re-election. As announced on 30 January 2020, Paul Manduca will step down as a Director of Prudential plc on 31 December 2020 and is expected to be succeeded by Shriti Vadera as Chair and Chair of the Nomination & Governance Committee. Paul Manduca was first appointed to the Board in October 2010, meaning that the UK Corporate Governance Code would prescribe his retirement in October 2019. As disclosed in the 2018 and 2019 Annual Reports, the Board considered that it would have been unsuitable for him to step down as Chair during a time of substantial change associated with the oversight and execution of the demerger and also for a period afterwards. The Directors consider that his re-election is in the best interests of the Company and the shareholders as a whole. The Board, supported by the work carried out by the Nomination & Governance Committee, is actively engaged in an ongoing cycle of succession planning to support the Company’s strategic objectives. All Directors standing for election or re-election are recommended by the Nomination & Governance Committee. All Directors in office during 2019 were subject to a formal and rigorous performance evaluation. The Board considers that each of the Directors is discharging their duties and responsibilities effectively, demonstrates commitment to their role, and continues to make a strong contribution to the work of the Board and to the long-term sustainable success of the Company. Each Director brings valuable skills and experience to the Board and its Committees, and their individual contribution to Prudential is detailed in their biographies, which can be found in Appendix 1 to this Notice. prudentialplc.com Prudential plc Notice of Annual General Meeting 2020 03

NOTICE OF ANNUAL GENERAL MEETING 2020 AND EXPLANATORY NOTES CONTINUED Information about the activities of the Nomination & Governance Committee in recommending Directors for election, taking into account diversity of skills and experience and its assessment of independence for Non-executive Directors, can be found in the Company’s 2019 Annual Report on pages 110 to 117. The Board recommends the election and re-election of all the Directors standing. 4 TO elect Jeremy Anderson as a Director; 5 TO elect Shriti Vadera as a Director; 6 TO re-elect Mark FitzPatrick as a Director; 7 TO re-elect David Law as a Director; 8 TO re-elect Paul Manduca as a Director; 9 TO re-elect Kaikhushru Nargolwala as a Director; 10 TO re-elect Anthony Nightingale as a Director; 11 TO re-elect Philip Remnant as a Director; 12 TO re-elect Alice Schroeder as a Director; 13 TO re-elect James Turner as a Director; 14 TO re-elect Thomas Watjen as a Director; 15 TO re-elect Michael Wells as a Director; 16 TO re-elect Fields Wicker-Miurin as a Director; and 17 TO re-elect Amy Yip as a Director. Resolution 18: Re-appointment of Auditor TO re-appoint KPMG LLP as the Company’s auditor until the conclusion of the next general meeting at which the Company’s accounts are laid. Following the recommendation of the Company’s Audit Committee, shareholders will be asked to approve the re-appointment of KPMG LLP as the Company’s auditor, to hold office until the conclusion of the Company’s 2021 Annual General Meeting. An update on the Group’s audit tender process is set out in the 2019 Annual Report on page 124. Resolution 19: Remuneration of Auditor TO authorise the Company’s Audit Committee on behalf of the Board to determine the amount of the auditor’s remuneration. Shareholders will be asked to grant authority to the Company’s Audit Committee to determine the remuneration of KPMG LLP. Resolution 20: Political donations THAT the Company, and all companies that are its subsidiaries at any time during the period for which this resolution is effective, be and are hereby generally and unconditionally authorised for the purposes of Sections 366 and 367 of the Companies Act 2006 (the 2006 Act), in aggregate, to: (i) make political donations to political parties and/or independent election candidates not exceeding £50,000 in total; (ii) make political donations to political organisations other than political parties not exceeding £50,000 in total; and (iii) incur political expenditure not exceeding £50,000 in total, (as such terms are defined in sections 363 to 365 of the 2006 Act) provided that the aggregate of such donations and expenditure shall not exceed £50,000 during the period beginning with the date of passing this resolution and expiring at the earlier of 30 June 2021 and the conclusion of the Annual General Meeting of the Company to be held in 2021, unless such authority has been previously renewed, revoked or varied by the Company at a general meeting. The Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to political organisations other than political parties and incur political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired. The 2006 Act restricts companies from making donations to political parties, other political organisations or independent election candidates and from incurring political expenditure without shareholders’ consent. The Company has no intention of changing its current practice of not making donations to political parties or to independent election candidates and will not do so without the specific endorsement of its shareholders. However, the broad definitions used in the 2006 Act make it possible for the normal business activities of the Company, which might not be thought of as political expenditure or donations to political organisations in the usual sense, to be caught. The Company does not believe there is a material risk of it inadvertently making such donations. In accordance with established best practice, it is the Company’s intention to seek renewal of this resolution on an annual basis. Resolution 21: Renewal of authority to allot ordinary shares THAT, the Directors be and are hereby authorised, generally and unconditionally, pursuant to section 551 of the 2006 Act, to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company for a period expiring at the earlier of 30 June 2021 and the conclusion of the Annual General Meeting of the Company to be held in 2021 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after such expiry, and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the said authority had not expired) and for a maximum aggregate nominal amount of: (A) £26,013,993 (such amount to be reduced by any allotments or grants made under paragraph (B) in an aggregate nominal amount exceeding £17,299,306 and any allotments or grants made under resolution 25, if passed, so that in total no more than: (i) £26,013,993 can be allotted under this paragraph (A) and, if passed, resolution 25; and (ii) £43,313,299 can be allotted under paragraphs (A) and (B) of this resolution 21 and, if passed, resolution 25); 04 Prudential plc Notice of Annual General Meeting 2020 prudentialplc.com

(B) £43,313,299 (such amount to be reduced by any allotments or grants made under paragraph (A) of this resolution 21 and resolution 25, if passed, so that in total no more than £43,313,299 can be allotted under paragraphs (A) and (B) of this resolution 21 and, if passed, resolution 25) in connection with an offer or invitation: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to holders of other equity securities (as defined in section 560(1) of the 2006 Act) as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and (C) the amount allotted pursuant to the terms of any share scheme of the Company or any of its subsidiary undertakings adopted prior to or on the date of this Meeting. At last year’s Annual General Meeting, shareholders renewed a resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or convert any security into shares in the Company (referred to collectively as ‘Allotments’). That authority will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority. This authority will give the Directors flexibility to issue shares where they believe it is for the benefit of shareholders to do so. The Directors have no immediate plans to make use of the authority under paragraphs (A) and (B) of this resolution. This renewed authority complies with UK institutional investment guidelines and will expire at the earlier of 30 June 2021 and the conclusion of the 2021 Annual General Meeting. This resolution needs to comply with the requirements of the HKLR as a result of the Company’s listing on the Hong Kong Stock Exchange. As a consequence, paragraphs (A) and (B) of resolution 21 relate to different tranches of the Company’s issued ordinary share capital which, when taken together, cover an aggregate nominal amount equal to £43,313,299 representing approximately 866,265,980 ordinary shares. This amount is approximately 33.3 per cent of the total issued ordinary share capital of the Company as at 24 March 2020, the latest practicable date prior to publication of this Notice, which is also in line with guidance issued by the Investment Association. The Company is separately seeking authority in resolution 25 to allot shares or grant rights to subscribe for or to convert or exchange any security into shares in the Company in connection with the issue of mandatory convertible securities (MCS). To protect shareholders’ interests and minimise any dilutive effects arising from the non-pre-emptive issue of shares, the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 21 and, if passed, resolution 25, will, when taken together, cover an aggregate nominal amount equal to £43,313,299 representing approximately 866,265,980 ordinary shares (the Allotment Limit). The Allotment Limit is equal to approximately 33.3 per cent of the total issued ordinary share capital of the Company as at 24 March 2020, the latest practicable date prior to publication of this Notice. Further information on what MCS are, and why authority is sought to enable the Company to issue them, is included in the explanatory notes to resolution 25 and in Appendix 2 to this Notice. Paragraph (A) of resolution 21 authorises the Directors to make Allotments of an aggregate nominal amount equal to £26,013,993 (representing approximately 520,279,868 ordinary shares in the Company). This amount, which is the maximum proportion of share capital Directors may allot without pre-emption under the HKLR, represents approximately 20 per cent of the total issued ordinary share capital as at 24 March 2020. This authority will be reduced by (i) the amount of any allotments or grants made under paragraph (B) of resolution 21 in an aggregate nominal amount exceeding £17,299,306, and (ii) the amount of any allotments or grants made under resolution 25, if passed, to ensure that the total amount of Allotments which may be made under paragraph (A) and, if passed, resolution 25 does not exceed 20 per cent of the total issued ordinary share capital of the Company and that the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 21 and, if passed, resolution 25, does not exceed the Allotment Limit. Paragraph (B) of resolution 21 authorises the Directors to make Allotments of an aggregate nominal amount equal to £43,313,299 (representing approximately 866,265,980 ordinary shares in the Company) in connection with offers to ordinary shareholders or holders of other equity securities. This amount exceeds the 20 per cent authority in paragraph (A) of resolution 21 and resolution 25 by approximately 13 percentage points, which is in line with guidance issued by the Investment Association. This authority will be reduced by (i) the amount of any allotments or grants made under paragraph (A) of resolution 21 and/or (ii) the amount of any allotments or grants made under resolution 25, if passed, to ensure that the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 21 and, if passed, resolution 25, does not exceed the Allotment Limit. The restrictions detailed in paragraph (B) (i) and (ii) of resolution 21 are proposed in order to comply with the HKLR which do not permit the Directors to make Allotments on a non-pre-emptive basis in excess of the respective 20 per cent thresholds in paragraph (A) of resolution 21 and resolution 25. The Directors would not expect to make use of the authorities in paragraph (A) or (B) of resolution 21 to make Allotments in connection with MCS, given a separate authority is being sought for this purpose in resolution 25. Paragraph (C) of resolution 21 seeks authority from shareholders under the HKLR for the Directors to make Allotments pursuant to the Company’s share schemes or those of its subsidiary undertakings. The Directors intend to use the authorities sought under paragraph (C) of resolution 21 following the exercise of options and awards under the Company’s share schemes adopted prior to or on the date of the Meeting. prudentialplc.com Prudential plc Notice of Annual General Meeting 2020 05

NOTICE OF ANNUAL GENERAL MEETING 2020 AND EXPLANATORY NOTES CONTINUED Resolution 22: Extension of authority to allot ordinary shares to include repurchased shares THAT the authority granted to the Directors to allot shares and to grant rights to subscribe for or to convert any security into shares up to a total nominal value of £26,013,993 pursuant to paragraph (A) of resolution 21 set out above be extended by the addition of such number of ordinary shares of five pence each representing the nominal amount of the Company’s share capital repurchased by the Company under the authority granted pursuant to resolution 27 set out below, to the extent that such extension would not result in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to resolution 21 exceeding £43,313,299. As permitted by the HKLR, resolution 22 seeks to extend the Directors’ authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (A) of resolution 21 to include any shares repurchased by the Company under the authority to be sought by resolution 27. Resolution 23: Renewal of authority for disapplication of pre-emption rights THAT if resolutions 21 and/or 22 are passed the Directors be and are hereby authorised to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by resolutions 21 and/or 22 and/or to sell any ordinary shares held by the Company as treasury shares for cash as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2021 and the conclusion of the Annual General Meeting of the Company to be held in 2021 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require equity securities to be allotted (or treasury shares to be sold) after such expiry, and the Board may allot equity securities (or sell treasury shares) under any such offer or agreement as if the said authority had not expired), such authority to be limited (without prejudice to resolution 26): (A) to the allotment of equity securities and sale of treasury shares in connection with an offer of, or an invitation to apply for, equity securities in accordance with paragraph (B) of resolution 21 above; and (B) otherwise than under paragraph (A) above, in the case of any allotment of equity securities and sale of treasury shares the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to this authority under the authority conferred on the Directors by paragraph (A) of resolution 21 and/or 22 and/or a sale of ordinary shares held by the Company as treasury shares for cash is £6,503,498. At last year’s Annual General Meeting, shareholders passed a special resolution giving the Directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holdings, by the limited disapplication of Section 561 of the 2006 Act. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority. This authority only extends (apart from pre-emptive issues) to the issue of equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of Part 18 of the 2006 Act. As at 24 March 2020 the Company held no treasury shares. The authority is sought for a maximum nominal value of £6,503,498 representing approximately 130,069,967 ordinary shares in the Company, which is approximately 5 per cent of the total issued ordinary share capital of the Company as at 24 March 2020. As regards rights issues and other pre-emptive issues, the Directors believe the mechanics and delay of the procedure under Section 561 are unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances. This renewed authority complies with UK institutional investment guidelines and will expire at the earlier of 30 June 2021 and the conclusion of the 2021 Annual General Meeting. The Directors confirm their current intention to adhere to the Principles of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities to allot equity securities for cash without offering them first to existing shareholders. These principles provide that usage in excess of 7.5 per cent of the Company’s ordinary share capital within a rolling three year period should not take place, other than to existing shareholders, without prior consultation with shareholders. The Company confirms that its use of such authorities has not exceeded this 7.5 per cent limit over the last three years. Resolution 24: Additional authority for disapplication of pre-emption rights for purposes of acquisitions or specified capital investments THAT if resolutions 21 to 23 are passed the Directors be and are hereby authorised in addition to any authority granted under resolution 23 to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by resolutions 21 and/or 22 and/or to sell any ordinary shares held by the Company as treasury shares for cash as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2021 and the conclusion of the Annual General Meeting of the Company to be held in 2021 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require equity securities to be allotted (or treasury shares to be sold) after such expiry, and the Board may allot equity securities (or sell treasury shares) under any such offer or agreement as if the said authority had not expired), such authority to be (without prejudice to resolution 26): 06 Prudential plc Notice of Annual General Meeting 2020 prudentialplc.com

(A) limited to the allotment of equity While the Directors have no present (B) subject to applicable law and securities and sale of treasury intention of exercising this specific regulation, at such conversion shares up to a nominal amount authority to disapply pre-emption rights, prices (or such maximum or of £6,503,498; and the Directors consider that the authority minimum conversion price sought at this year’s Meeting will benefit methodologies) as may be (B) used only for the purposes of the Company and its shareholders determined by the Directors from financing (or refinancing, if the generally since there may be occasions time to time, for a period expiring authority is to be used within in the future when the Directors need at the earlier of 30 June 2021 and six months after the original the flexibility to finance acquisitions the conclusion of the Annual transaction) a transaction which or capital investments by issuing shares General Meeting of the Company the board determines to be an for cash without a pre-emptive offer to be held in 2021, save that acquisition or other capital to existing shareholders. Company may make offers and investment of a kind contemplated enter into agreements under this by the Statement of Principles on Resolution 25: authority prior to its expiry which Disapplying Pre-Emption Rights Renewal of authority to issue would, or might, require shares to most recently published by the mandatory convertible be allotted or rights to subscribe Pre-Emption Group prior to the securities (MCS) for or to convert securities into date of this Notice (the Statement THAT the Directors be and are hereby shares to be granted after such of Principles). authorised under and for the purposes of section 551 of the 2006 Act to expiry, and the Board may allot In line with the best practice guidance generally and unconditionally exercise shares or grant rights to subscribe issued by the Pre-Emption Group in its all the powers of the Company to allot for or to convert securities into Statement of Principles, resolution 24 shares and to grant rights to subscribe shares under any such offer or requests shareholder approval, by way for or to convert any security into agreement as if the said authority of a separate special resolution, for the shares in relation to any issue by the had not expired. Directors to allot equity securities or sell Company or any subsidiary or At last year’s Annual General Meeting, treasury shares for cash in connection subsidiary undertaking of the shareholders passed a resolution giving the with acquisitions or capital investments Company (together, the Group) of Directors authority to allot shares or grant without first being required to offer such MCS that automatically convert into, rights to subscribe for or to convert or securities to existing shareholders in or are exchanged for, ordinary shares exchange any security into shares in the proportion to their existing holdings, in the Company in prescribed Company in connection with the issue of in addition to the general authority to circumstances, where the Directors MCS. That authority will expire at the disapply pre-emption rights sought under consider that such an issuance of MCS conclusion of this year’s Meeting. resolution 23. This authority only extends would be desirable in connection with, Accordingly, the Notice includes a to the issue of equity securities, including or for the purposes of, complying with resolution to renew this authority. the sale of any ordinary shares held in or maintaining compliance with the treasury in accordance with the provisions regulatory capital requirements or The Directors believe it is in the best of Chapter 6 of Part 18 of the 2006 Act. targets applicable to the Company or interests of the Company to have the As at 24 March 2020 the Company held to the Group from time to time: flexibility to issue MCS from time to time no treasury shares. and the authority sought may be used if, in (A) for a maximum aggregate nominal the opinion of the Directors at the relevant The authority is sought for a maximum amount of £13,006,996 (such time, such an issuance of MCS would be nominal value of £6,503,498 representing amount to be reduced by any desirable, including in connection with, or approximately 130,069,967 ordinary allotments or grants made under for the purposes of, complying with or shares in the Company, which is paragraph (A) of resolution 21 in maintaining compliance with, regulatory approximately 5 per cent of the issued an aggregate nominal amount capital requirements or targets applicable ordinary share capital of the Company as at exceeding £13,006,996 and/or to the Company or to the Group from time 24 March 2020, the latest practicable date any allotments made under to time. The Directors have no immediate prior to publication of this Notice. The paragraph (B) of resolution 21 in plans to make use of this authority. authority sought under this resolution will an aggregate nominal amount only be used in connection with an exceeding £30,306,303, so that in This authority is limited to shares acquisition or other capital investment of a total no more than: representing approximately 10 per cent of kind contemplated by the Statement of the issued ordinary share capital of the Principles, and which is announced (i) £26,013,993 can be allotted Company as at 24 March 2020, the latest contemporaneously with the allotment, under paragraph (A) of practicable date prior to publication of this or which has taken place in the preceding resolution 21 and this Notice. six-month period and is disclosed in the resolution 25; and announcement of the allotment. (ii) £43,313,299 can be allotted under paragraphs (A) and (B) of resolution 21 and this resolution 25); and prudentialplc.com Prudential plc Notice of Annual General Meeting 2020 07

NOTICE OF ANNUAL GENERAL MEETING 2020 AND EXPLANATORY NOTES CONTINUED

As set out in the explanatory notes to resolution 21, the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 21 and, if passed, this resolution 25, will, when taken together, cover an aggregate nominal amount equal to the Allotment Limit. The Allotment Limit is equal to approximately 33.3 per cent of the total issued ordinary share capital of the Company as at 24 March 2020, the latest practicable date prior to publication of this Notice. Further information on what MCS are, and why authority is sought to enable the Company to issue them, is included in Appendix 2 to this Notice, including details of the waiver obtained from the Hong Kong Stock Exchange.

The authority in this resolution will expire at the earlier of 30 June 2021 and the conclusion of the 2021 Annual General Meeting.

Resolution 26:

Renewal of authority for disapplication of pre-emption rights in connection with the issue of MCS

THAT if Resolution 25 is passed, the Directors be and are hereby authorised to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by Resolution 25 as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2021 and the conclusion of the Annual General Meeting of the Company to be held in 2021 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require equity securities to be allotted (or treasury shares to be sold) after such expiry, and the Board may allot equity securities (or sell treasury shares) under any such offer or agreement as if the said authority had not expired) and provided that (without prejudice to resolution 23) the maximum aggregate nominal amount of equity securities that may be allotted pursuant to this authority in respect of any allotment of equity securities in connection with the issuance of MCS under the authority conferred on the Directors by resolution 25 for cash is £13,006,996.

Upon the occurrence of designated trigger events, any MCS issued will convert into, or be exchanged for, ordinary shares in the Company. Accordingly, this resolution seeks authority from shareholders for the Directors to make Allotments in connection with an issuance of MCS, or upon conversion or exchange of MCS, without first being required to offer such securities to existing shareholders in proportion to their existing holdings, by the limited disapplication of Section 561 of the 2006 Act. Further details on the reasons for, and the scope of, the authority sought are set out in the notes to resolution 25 above.

In the event that any MCS issued were to convert into ordinary shares in the Company, it is possible that the Directors would be required to allot in excess of 7.5 per cent of the Company's share capital within a rolling three-year period at such time, which would exceed the limit provided by the Principles of the Pre-Emption Group's Statement of Principles regarding the cumulative usage of authorities to allot (without prior consultation with shareholders) equity securities for cash without offering them first to existing shareholders. Further information on the MCS is included in Appendix 2 to this Notice.

The authority in this resolution will expire at the earlier of 30 June 2021 and the conclusion of the 2021 Annual General Meeting.

Resolution 27:

Renewal of authority for purchase of own shares

THAT the Company be and is hereby generally and unconditionally authorised, in accordance with Section 701 of the 2006 Act, to make one or more market purchases (within the meaning of Section 693(4) of the 2006 Act) of its ordinary shares in the capital of the Company, provided that:

(A) Such authority be limited:

(i) to a maximum aggregate number of 260,139,934 ordinary shares;

(ii) by the condition that the minimum price which may be paid for each ordinary share is five pence and the maximum price which may be paid for an ordinary share is the highest of:

(a) an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and

(b) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out,

in each case exclusive of expenses;

(B) Such authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of 30 June 2021 and the conclusion of the Annual General Meeting of the Company to be held in 2021, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and

(C) All ordinary shares purchased pursuant to said authority shall be either:

(i) cancelled immediately upon completion of the purchase; or

(ii) held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 2006 Act.

08 Prudential plc Notice of Annual General Meeting 2020 prudentialplc.com

The Directors consider that there may subsequent sale of such treasury shares be circumstances in which it would be or transfer of such treasury shares desirable for the Company to purchase pursuant to an employees’ share scheme, its own shares in the market. Although the for example, shall not, for the purposes of Directors have no immediate plans to make the HKLR, constitute a new issue of shares such purchases, they would like to be able and shall not require a new listing to act if circumstances arose in which they application to be made. considered such purchases to be desirable. The Company has options and awards Purchases would only be made if their outstanding over 33,972,878 ordinary effect would be to increase earnings per shares, representing 1.31 per cent of the share and they would be for the benefit of Company’s ordinary issued share capital shareholders generally. No purchases of as at 24 March 2020 (the latest practicable shares would be conducted on the Hong date prior to the publication of this Notice). Kong Stock Exchange. If the existing authority given at the 2019 Accordingly, this resolution is proposed Annual General Meeting and the authority to authorise the Company to make market sought by this resolution 27 were to be purchases of its ordinary shares up to fully used these outstanding options and a maximum nominal value of £13,006,996, awards would represent 1.63 per cent representing 260,139,934 ordinary shares of the Company’s ordinary issued share which is approximately 10 per cent of capital at that date. the Company’s issued share capital as at Resolution 28: 24 March 2020, at prices not lower than Notice for general meetings five pence per ordinary share and not THAT a general meeting other than an exceeding the highest of (i) 105 per cent Annual General Meeting may be called of the average middle-market value of an on not less than 14 clear days’ notice. ordinary share for the five business days preceding the date of purchase and (ii) the Under the 2006 Act, the notice period higher of the price of the last independent required for general meetings of the trade and the highest current independent Company is 21 days unless shareholders bid on the trading venues where the approve a shorter notice period (which purchase is carried out. cannot however be less than 14 clear days). The Company may retain any shares it Annual General Meetings are still required purchases as treasury shares with a view to be held on at least 21 clear days’ notice. to possible reissue at a future date or may Approval for a shorter notice period was cancel the shares. If the Company were to sought and received from shareholders purchase any of its own ordinary shares it at the last Annual General Meeting and would consider holding them as treasury to preserve this ability, this resolution 28 shares pursuant to the authority conferred seeks renewal of the approval for a notice by this resolution. This would enable the period of 14 days to apply to general Company to reissue such shares quickly meetings. The shorter notice period will and cost-effectively and would provide not be used as a matter of routine but only the Company with additional flexibility where flexibility is merited by the business in the management of its capital base. of the meeting and is thought to be to This authority will expire at the earlier of the advantage of shareholders as a whole. 30 June 2021 and the conclusion of the If used, an electronic voting facility will 2021 Annual General Meeting. be provided. A waiver from strict compliance with Rule Annual General Meetings will continue 10.06(5) of the HKLR was granted by the to be held on at least 21 clear days’ notice. Hong Kong Stock Exchange on 4 May 2010 The approval will be effective until the (and updated on 24 February 2016). Under earlier of 30 June 2021 or the conclusion Rule 10.06(5) of the HKLR, the listing of of the Company’s 2020 Annual General all shares which are purchased by the Meeting when it is intended that a similar Company shall automatically be cancelled resolution will be proposed. upon purchase and the Company must By order of the Board of Directors apply for listing of any further issues in the normal way. As a consequence of this waiver, Rule 10.06(5) of the HKLR has been amended such that shares purchased by the Company to hold as treasury shares Tom Clarkson will remain listed and the listing will not Company Secretary be suspended or cancelled and any 2 April 2020 prudentialplc.com Prudential plc Notice of Annual General Meeting 2020 09

Appendix 1: Biographies of Directors standing for election

Board of Directors

As at the date of this document, the Board of Directors of the Company comprises:

Chairman
Paul Victor Falzon Sant Manduca

Executive Directors
Michael Andrew Wells (Group Chief Executive), Mark Thomas FitzPatrick CA, and Stuart James Turner FCA FCSI FRM.

Independent Non-executive Directors
Jeremy Anderson CBE, Sir Howard Davies, David John Alexander Law ACA, Kaikhushru Shiavax Nargolwala FCA, Anthony John Liddell Nightingale CMG SBS JP, The Hon. Philip John Remnant CBE FCA, Alice Davey Schroeder, Thomas Ros Watjen, Jane Fields Wicker-Miurin OBE, and Yok Tak Amy Yip.

Howard Davies will not stand for re-election at this Meeting.

Following the change of Group-wide supervisor in October 2019 to the Hong Kong Insurance Authority, the composition of the Prudential Corporation Asia Limited board of directors mirrors the Prudential Board.

Chairman



Paul Manduca
Chairman

Appointments
Board: October 2010
Chairman of the Board: July 2012
N&G : July 2012
Age: 68

Relevant skills and experience
Paul will continue to draw on his extensive experience in leadership roles and his knowledge of the Group's core businesses, international markets and industry sectors, and his technical knowledge, to provide effective leadership during a period of change for the Group.

Paul has held a number of senior leadership roles. Notable appointments include serving as chairman of the Association of Investment Companies (1991 to 1993), acting as founding CEO of Threadneedle Asset Management Limited (1994 to 1999), global CEO of Rothschild Asset Management (1999 to 2002), directorships of Eagle Star and Allied Dunbar, holding the offices of European CEO of Deutsche Asset Management (2002 to 2005), chairman of Bridgewell Group plc and a director of Henderson Smaller Companies Investment Trust plc.

Other previous appointments include the chairmanship of Aon UK Limited and JPM European Smaller Companies Investment Trust Plc. From September 2005 until March 2011, Paul was a non-executive director of Wm Morrison Supermarkets Plc, including as senior independent director, audit committee chairman and remuneration committee chairman. He was a non-executive director and audit committee chairman of KazMunaiGas Exploration & Production until the end of September 2012 and chairman of Henderson Diversified Income Limited until July 2017.

Paul is the Chairman of the Board. He initially joined the Board in October 2010 as the Senior Independent Director and member of the Audit and Remuneration Committees, roles he held until his appointment as Chairman in July 2012. On becoming Chairman, Paul was also appointed Chair of the Nomination & Governance Committee, having been a member of the Committee since January 2011.

Chief Executive



Michael Wells
Group Chief Executive

Appointments
Board: January 2011
Group Chief Executive: June 2015
Age: 59

Relevant skills and experience
Mike continues to develop the operational management of the Group on behalf of the Board, implementing Board decisions and leading the Executive Directors and senior executives in the management of all aspects of the day-to-day business of the Group.

Mike has more than three decades' experience in insurance and retirement services, having started his career at the US brokerage house Dean Witter, before going on to become a managing director at Smith Barney Shearson.

Mike joined the Prudential Group in 1995 and became Chief Operating Officer and Vice-Chairman of Jackson in 2003. In 2011, he was appointed President and Chief Executive Officer of Jackson, and joined the Board of Prudential.

During his leadership of Jackson, Mike was responsible for the development of Jackson's market-leading range of retirement solutions. He was also part of the Jackson teams that purchased and successfully integrated a savings institute and two life companies.

Mike is Group Chief Executive, a position he has held since June 2015.

Other appointments
- International Advisory Panel of the Monetary Authority of Singapore
- San Diego University Advisory Board

10 **Prudential plc** Notice of Annual General Meeting 2020 prudentialplc.com

Key to Committee membership

Chair	Chair
Audit	Audit
N&G	Nomination & Governance
Rem	Remuneration
Risk	Risk

Executive Directors



Mark FitzPatrick CA
Group Chief Financial Officer and Chief Operating Officer

Appointment
Board: July 2017
Age: 52

Relevant skills and experience
Mark has a strong background across financial services, insurance and investment management, encompassing wide geographical experience relevant to the Group's key markets.

Mark previously worked at Deloitte for 26 years, building his industry focus on insurance and investment management globally. During this time, Mark was managing partner for Clients and Markets, a member of the executive committee and a member of the board of Deloitte UK. He was a vice chairman of Deloitte for four years, leading the CFO Programme and developing the CFO Transition labs.

Mark previously led the Insurance & Investment Management audit practice and the insurance industry practice.

Mark is Group Chief Financial Officer and Chief Operating Officer, a position he has held since July 2019. He joined the Board as Chief Financial Officer in July 2017.



James Turner FCA FCSI FRM
Group Chief Risk and Compliance Officer

Appointment
Board: March 2018
Age: 50

Relevant skills and experience
Having held senior positions at Prudential for a number of years, James has a wide-ranging understanding of the business and draws on previous experience across internal audit, finance and compliance, as well as technical knowledge, relevant to his role.

James has led internal audit teams in UBS in both the UK and Switzerland. Prior to joining Prudential, James was the deputy head of compliance for Barclays plc. He also held a number of senior internal audit roles across the Barclays group, leading teams that covered the UK, the US, Western Europe, Africa and Asia retail and commercial banking activities.

James joined Prudential in November 2010 as the Director of Group-wide Internal Audit and was appointed Director of Group Finance in September 2015, with responsibility for delivery of the Group's internal and external financial reporting, business planning, performance monitoring and capital and liquidity planning. He also led the development of the Group's Solvency II internal model.

James joined the Board as an Executive Director and Group Chief Risk Officer in March 2018. Prior to the demerger of M&G plc, he led the discussions with Hong Kong IA on the revised capital framework for the Group and in July 2019 assumed responsibility for Group Compliance, becoming the Group Chief Risk and Compliance Officer, relocating to Hong Kong in August 2019.

Other appointment
— West Bromwich Building Society (non-executive director)

prudentialplc.com

Prudential plc Notice of Annual General Meeting 2020 11

APPENDIX 1: BIOGRAPHIES OF DIRECTORS STANDING FOR ELECTION
CONTINUED

Non-executive Directors



The Hon. Philip Remnant CBE FCA

Senior Independent Director

Appointments

Board: January 2013
Audit : January 2013
N&G : January 2013
Rem : January 2013

Age: 65

Relevant skills and experience

Philip contributes experience across a number of sectors and in particular listed company experience and the financial services industry, including asset management, in the UK and Europe.

Philip was a senior adviser at Credit Suisse and a vice chairman of Credit Suisse First Boston (CSFB) Europe and head of the UK Investment Banking Department. He was twice seconded to the role of director general of the Takeover Panel. Philip also served on the board of Northern Rock plc and as chairman of the Shareholder Executive. Until July 2018, he also served on the board of UK Financial Investments Limited.

Philip joined the Board in January 2013 as a Non-executive Director, as Senior Independent Director and as a member of each of the Audit Committee, the Remuneration Committee and the Nomination & Governance Committee. He also chaired the M&G Group Limited board from April 2016 until October 2018.

Other appointments

— Severn Trent plc
— City of London Investment Trust (chairman)
— Takeover Panel (deputy chairman)



Jeremy Anderson CBE

Appointments

Board: January 2020
Audit : January 2020
Risk : January 2020

Age: 61

Relevant skills and experience

Jeremy contributes substantial leadership experience of the financial services sector across Asia and the US. He has extensive technical knowledge on audit and risk management, particularly concerning international companies.

Jeremy joined KPMG Consulting in 1985 and held the role of Chief Executive Officer in 2001 before being appointed as head of UK operations at Atos Origin and a member of the Management Board of Atos Origin SA in 2002. From 2006, following two years as head of financial services at KPMG UK, Jeremy held the role of KPMG's Head of Financial Services for Europe followed by head of clients & markets in 2008. He served as KPMG's Chairman of Global Financial Services until 2017. Jeremy also served on the board of the UK Commission for Employment and Skills, and now serves as a non-executive director and chairman of the audit committee of UBS Group AG.

Jeremy joined the Board in January 2020 as a Non-executive Director and member of the Audit and Risk Committees.

Other appointments

— UBS Group AG
  (chairman of audit committee)
— The Productivity Group
— The Kingham Hill Trust



David Law ACA

Appointments

Board: September 2015
Audit : May 2017
Risk : May 2017
N&G : May 2017

Age: 59

Relevant skills and experience

David has experience across the Group's key international markets including North America and Asia, and across a number of industry sectors. He contributes extensive technical knowledge of audit, accounting and financial reporting essential to his role as Chair of the Audit Committee.

David was the global leader of PricewaterhouseCoopers (PwC) insurance practice, a partner in PwC's UK firm, and worked as the lead audit partner for multi-national insurance companies until his retirement in 2015. During his time at PwC David's responsibilities also included leadership of PwC's insurance and investment management assurance practice in London and the firm's Scottish assurance division. David's role as a director and CEO of L&F Holdings Limited and its subsidiaries (the professional indemnity captive insurance group which serves the PwC network and its member firms), ceased in July 2019.

David joined the Board in September 2015 as a Non-executive Director and member of the Audit Committee. David was appointed Chair of the Audit Committee and a member of the Risk Committee and of the Nomination & Governance Committee in May 2017.

Other appointment

— University of Edinburgh (Member of the court and policy and resources committee)

12 **Prudential plc** Notice of Annual General Meeting 2020 prudentialplc.com

Key to Committee membership	
Chair	Chair
Audit	Audit
N&G	Nomination & Governance
Rem	Remuneration
Risk	Risk



Kaikhushru Nargolwala FCA

Appointments

Board: January 2012
Rem : January 2012
Risk : January 2012

Employee Engagement Director: May 2019

Age: 69

Relevant skills and experience

Kai has experience across some of the Group's key international markets, particularly Hong Kong and the wider Asian market. In addition to his experience with listed groups, he contributes knowledge of the financial services sector.

Kai spent 19 years at Bank of America and was based in Hong Kong in roles as group executive vice president and head of the Asia Wholesale Banking Group from 1990 to 1995. He spent 10 years working for Standard Chartered PLC in Singapore as group executive director responsible for Asia governance and risk from 1998 to 2007. Kai was chief executive officer of the Asia Pacific Region of Credit Suisse AG from 2008 to 2010 and now serves as director and chairman of their remuneration committee.

Kai has served on a number of other boards, including Singapore Telecommunications and Tate and Lyle plc.

Kai joined the Board in January 2012 as a Non-executive Director and member of the Remuneration and Risk Committees. Kai acts as a designated Non-executive Director for employee engagement matters as set out in the UK Code, for the Group's workforce in Asia and Africa.

Other appointments

- Clifford Capital Pte. Ltd (chair)
- Credit Suisse Group AG
- PSA International Pte Ltd
- Co-Chair of Sustainable Finance Steering Committee formed by Temasek (effective 1 March 2020)



Anthony Nightingale CMG SBS JP

Appointments

Board: June 2013
Rem : May 2015
N&G : May 2015

Age: 72

Relevant skills and experience

Anthony has long executive experience of listed companies and, in particular, extensive knowledge of Asian markets.

Anthony spent his career in Asia, where he joined the Jardine Matheson Group in 1969, holding a number of senior positions before joining the board of Jardine Matheson Holdings in 1994. He was managing director of the Jardine Matheson Group from 2006 to 2012. Anthony was on the Board of Schindler Holding Limited until 19 March 2020. He was a member of the Hong Kong-APEC trade policy study group until 2018 and a member of the UK-ASEAN Business Council until 2019.

Anthony joined the Board in June 2013 as a Non-executive Director and member of the Remuneration Committee. He became Chair of the Remuneration Committee and a member of the Nomination & Governance Committee in May 2015.

Other appointments

- Jardine Matheson Holdings (and other Jardine Matheson group companies)
- Shui On Land Limited
- Vitasoy International Holdings Limited
- The Innovation and Strategic Development Council in Hong Kong



Alice Schroeder

Appointments

Board: June 2013
Audit : June 2013
Risk : March 2018

Age: 63

Relevant skills and experience

Alice has experience across the insurance, asset management, technology and financial services industries in the US.

Alice began her career as a qualified accountant at Ernst & Young. She joined the Financial Accounting Standards Board as a manager in 1991, overseeing the issuance of several significant insurance accounting standards.

From 1993, she led teams of analysts specialising in property-casualty insurance as a managing director at CIBC Oppenheimer, PaineWebber (now UBS) and Morgan Stanley. Alice was also an independent board member of the Cetera Financial Group and held the office of CEO and chair of WebTuner (now Showfer Media LLC), until its sale in 2017. She was also a director of Bank of America Merrill Lynch International until December 2018.

Alice joined the Board in June 2013 as a Non-executive Director and member of the Audit Committee. She became a member of the Risk Committee in March 2018.

Other appointments

- Quorum Health Corporation
- Natus Medical Incorporated

prudentialplc.com

Prudential plc Notice of Annual General Meeting 2020 13

APPENDIX 1: BIOGRAPHIES OF DIRECTORS STANDING FOR ELECTION CONTINUED

Non-executive Directors continued



Shriti Vadera

Appointments

Board: Effective 1 May 2020
N&G : Effective 1 May 2020
Age: 57

Relevant skills and experience

Shriti contributes her senior boardroom experience at complex organisations, including extensive experience with international operations, strong strategic and financial services experience and experience at the highest level of international negotiation between Governments and multilateral organisations.

Shriti began her career in investment banking with SG Warburg/UBS in 1984, where she focused on markets in Asia, Africa and Latin America. She was a member of the HM Treasury's Council of Economic Advisers from 1999 to 2007, advising on domestic and international issues including reforms to international organisations following the Asian financial crisis. She was a Minister in the UK government from 2007 to 2009 in the Cabinet Office, Business Department and International Development Department and led on the UK Government's response to the global financial crisis and its Presidency of the G20. Shriti was a Senior Adviser to the Korean Presidency of the G20 from 2009 to 2010. She also acted as an adviser to investors and governments – such as Temasek, the global investment company headquartered in Singapore – on strategy and markets, the Eurozone crisis, the financial services sector and debt restructurings from 2010 to 2014.

She was a Non-Executive Director of AstraZeneca from 2011 to 2018. She became a Non-Executive Director of BHP in 2011 and was appointed Senior Independent Director in 2015. Shriti Vadera was appointed Chair of Santander UK in 2015 and was Chair of the European Financial Services Chairmen's Advisory Committee from June 2016 to January 2019.

Shriti will join the Board as a Non-executive Director and a member of its Nomination & Governance Committee on 1 May 2020. She is expected to succeed Paul Manduca as Chair of the Board and of Nomination & Governance Committee on 1 January 2021. She will step down from her roles at Santander and BHP prior to being appointed Chair.

Other appointments

- Santander UK Group Holdings plc and Santander UK plc (Chair)
- BHP Group plc and BHP Group Ltd (Senior Independent Director)



Thomas Watjen

Appointments

Board: July 2017
Rem : July 2017
Risk : November 2018
Employee Engagement Director: May 2019
Age: 65

Relevant skills and experience

Tom has experience across the insurance, asset management and financial services industries as well as experience with listed companies in the UK and the US.

Tom started his career at Aetna Life and Casualty before joining Conning & Company, an investment and asset management provider, where he became a partner in the consulting and private capital areas. He joined Morgan Stanley in 1987, and became a managing director in its insurance practice.

In 1994 he was appointed executive vice president and chief financial officer of Provident Companies Inc.

He was a key member of the team associated with Provident's merger with Unum in 1999 and was appointed president and chief executive officer of the renamed Unum Group in 2003, a role he held until May 2017. Tom also served on the board of Sun Trust Banks from 2010 until April 2019. In 2019, Tom joined the boards of LocatorX, Inc and in 2020 he joined the board of Arch Capital Group Limited.

Tom joined the Board in July 2017 as a Non-executive Director and member of the Remuneration Committee. He became a member of the Risk Committee in November 2018. Tom acts as a designated Non-executive Director for employee engagement matters as set out in the UK Code, for the Group's workforce in the US and UK.

Other appointments

- Arch Capital Group Limited
- LocatorX, Inc



Fields Wicker-Miurin OBE

Appointments

Board: September 2018
Rem : September 2018
Age: 61

Relevant skills and experience

Fields has extensive international boardroom experience, combining knowledge of the Group's key geographic markets with experience across the global financial services industry.

Fields started her career at Philadelphia National Bank in 1982 before joining Strategic Planning Associates (now Oliver Wyman) as a senior partner in 1989. She became chief financial officer and director of strategy at the London Stock Exchange in 1994, leader of the global markets practice of AT Kearney in 1998 and managing director of Vesta Capital Advisors in 2000. She was appointed to Nasdaq's Technology Advisory Council in 2000 and was a member of the panel of experts advising the European Parliament on financial markets harmonisation for four years from 2002. She became a non-executive director and chair of the audit committee of Savills plc in 2002 and a non-executive director and chair of the investment committee of the Royal London Group in 2003. Fields was also a non-executive board member at the Department for Digital, Culture, Media & Sport from January 2016 until January 2020.

Fields joined the Board in September 2018 as a Non-executive Director and member of the Remuneration Committee.

Other appointments

- BNP Paribas
- SCOR SE
- Leaders' Quest (partner)

14 **Prudential plc** Notice of Annual General Meeting 2020 prudentialplc.com

Key to Committee membership Chair Chair Audit Audit N&G Nomination & Governance Rem Remuneration Risk Risk Amy Yip Appointments Board: September 2019 Rem : September 2019 Age: 68 Relevant skills and experience Amy has extensive experience of China and South-east Asia following a 40-year career in banking, insurance, asset management and government. Amy started her career at Morgan Guaranty Trust of New York in 1978 before joining the Management Analysis Centre in Boston and Hong Kong as a consultant in 1986. She became executive director of Rothschild Asset Management in Hong Kong in 1988, vice president of Citibank Private Bank North Asia in 1991 and executive director (Reserves Management) of the Hong Kong Monetary Authority in 1996. She was group head of wealth management of DBS Bank, chair of DBS Asset Management and chief executive officer of DBS Bank Hong Kong between 2006 and 2010. Since 2011 she has been an adviser to Vita Green, a health supplements provider based in Hong Kong, and a founder and partner of RAYS Capital Partners, a Hong Kong investor in Asian equities. Amy became a non-executive director of AIG Insurance Hong Kong Limited in 2011 and chair of its audit committee in 2017, a non-executive director and member of the compensation and nomination committees of Temenos Group AG in 2014, a non-executive director and member of the Technology Committee of Deutsche Börse AG in 2015 and a non-executive director of Fidelity Funds in 2017. In August 2019, she became the chair of the Asia Pacific advisory board of EFG Bank International. Amy joined the Board in September 2019 as a Non-executive Director and member of the Remuneration Committee. Other appointments — AIG Insurance Hong Kong Limited — Deutsche Börse AG — Fidelity Funds — RAYS Capital Partners (founder partner) — Temenos Group AG prudentialplc.com Prudential plc Notice of Annual General Meeting 2020 15

Appendix 2: Further information on mandatory convertible securities (MCS)

Background to regulatory capital requirements

With effect from the demerger, the Company became subject to the Hong Kong regulatory framework and the Hong Kong Insurance Authority (the HKIA) has assumed the role of the group-wide supervisor for the Group. The Company ceased at this time to be subject to the Solvency II regulatory framework.

The Company currently applies the local capital summation method (the LCSM) that has been agreed with the HKIA. Under the LCSM, the summation of local statutory capital requirements across the Group is used to determine Group regulatory capital requirements and the Group available capital is determined by the summation of available capital across local solvency regimes for regulated entities and IFRS net assets (with adjustments) for non-regulated entities.

In due course, the Group will become subject to the formal framework for the group-wide supervision of insurance groups by the HKIA (the GWS Framework), to be enabled by way of an amendment to the Insurance Ordinance (Cap. 41), a draft bill for which was introduced to the Legislative Council in March 2020. The HKIA announced in their Annual Report 2018-19 that the GWS Framework will be consistent with the Insurance Core Principles of the International Association of Insurance Supervisors and the Common Framework for the Supervision of Internationally Active Insurance Groups.

The GWS Framework is expected to include the LCSM described above and the Company does not expect material changes to its minimum or prescribed capital requirements to result from the application of the GWS Framework.

Background to MCS

Consistent with the Insurance Core Standards of the International Association of Insurance Supervisors, it is anticipated that the GWS Framework will require capital resources to be categorised into tiers, similar to the approach under Solvency II, based on the characteristics of the relevant capital instruments.

It is anticipated that the GWS Framework will make provision for MCS to form part of the Company's available capital as "Limited Tier 1 Capital" (a sub-set of Tier 1 Capital), which is expected to be permitted by the HKIA to satisfy up to 10 per cent. of the Group minimum capital requirements.

Why authority is being sought to issue MCS

Shareholder approval is sought (i) in resolution 25 to enable the issuance of MCS (and to authorise ordinary shares to be issued on conversion of MCS) and (ii) in resolution 26 to enable the issuance of MCS on a non-pre-emptive basis to provide flexibility to the Group to maintain an appropriate and efficient capital structure. The flexibility to issue MCS will enable the Group to issue the full range of capital instruments, with a view to ensuring that the Group is strongly capitalised, with sufficient capital available to both fund new growth opportunities and absorb the effects of unexpected market shocks.

The authorities sought have been set at a level to provide sufficient flexibility to the Group to manage its capital structure efficiently in light of evolving regulatory requirements and market appetite for this form of capital instrument, as well as the maximum amount of MCS which the Group expects could be used to satisfy its capital requirements.

Potential benefits of issuing MCS

Satisfying the Group's Tier 1 Capital requirements in part through the issue of MCS is expected to be a cost effective means of raising capital and therefore enable the Group to reduce its overall cost of capital. This is, in turn, expected to be more beneficial for existing ordinary shareholders than if the Group were to satisfy its Tier 1 Capital requirements through, for example, the issue of ordinary shares or the retention of profits alone. This is consistent with the Group's aim to ensure capital efficient profits and cash generation for the Group.

Conversion of MCS into ordinary shares

Any MCS issued by the Group will automatically convert into new ordinary shares in the Company upon the occurrence of predefined trigger events. The holders of MCS will have no right to require the conversion of the MCS into ordinary shares in any other circumstances.

It is expected that the terms of any MCS will provide for automatic conversion to occur in the event that the Group fails to comply with certain capital requirements applicable to it. If thought appropriate, the Directors may also issue MCS that include terms providing for automatic conversion to occur in other defined circumstances.

The terms and conditions of any MCS issued will specify a conversion price or a mechanism for setting a conversion price, with the conversion price being the rate at which the MCS will be exchanged into ordinary shares in the Company.

The resolutions enable the Directors to set the specific terms and conditions of the MCS (including a conversion price or mechanism for setting a conversion price) after considering market conditions at the time of issuance. This conversion price (or the conversion price set through the application of a predetermined mechanism) may be at a significant discount to the prevailing market price of the shares at the time of issue of the MCS, to reflect the fact that the MCS would only be expected to be converted into ordinary shares in the Company in stressed scenarios. The extent of the discount will be determined in consultation with the HKIA and taking into account prevailing market convention.

The Group may, if permitted by law and regulation and if considered appropriate at the relevant time, issue MCS that include in their terms and conditions a mechanism through which the Group may elect to give existing ordinary shareholders the opportunity to purchase the ordinary shares issued on conversion of the MCS in proportion to their existing shareholdings in the Company (subject to legal, regulatory or practical restrictions).

16 **Prudential plc** Notice of Annual General Meeting 2020 prudentialplc.com

Options available to the Group prior to the occurrence of a trigger event under the MCS

If the Group's capital position were to deteriorate, a number of options are available to the Group to improve its capital position before the occurrence of a trigger event resulting in conversion of any MCS issued into ordinary shares in the Company. The Directors can be expected to take such steps in line with the Group Recovery Plan, which could include reducing the Group's liabilities or increasing capital (for example through raising extra share capital from investors by way of a rights issue). If the Company were, in future, to launch a rights issue, the Company's existing ordinary shareholders would be offered the opportunity to acquire new ordinary shares in proportion to their existing shareholding.

Reasons for seeking a specific mandate to issue MCS

The Company is seeking a specific mandate to enable it to issue MCS, which may only be used for the purposes of issuing MCS (for example, the Company could not rely on the mandate to issue ordinary shares or securities convertible into ordinary shares which are not intended to qualify as regulatory capital).

Through seeking a specific mandate, the Company intends to provide greater certainty for shareholders as to the purposes for which the Company may seek to issue MCS, whilst preserving flexibility for the Company by retaining a general mandate for other purposes (for example, to offer shares as consideration for an acquisition).

For these reasons, the Company would not seek to rely on the general mandate under resolution 21 in connection with the issue of MCS.

The Company believes it would not be practical to obtain a specific mandate from shareholders to issue MCS only when the need arises, primarily due to the time it would take to prepare the relevant circular to shareholders, obtain pre-clearance for the circular from the relevant authorities, and then print and despatch the relevant circular to shareholders convening the general meeting to seek shareholder approval. For the reasons set out above, the Company believes that the ability to issue MCS offers a number of benefits, and having a pre-approved mandate will enable the Company to act on a timely basis to issue MCS when market conditions are conducive to launching the issue.

Basis on which the size of the specific mandate to issue MCS has been calculated

The size of the specific mandate to issue MCS has been calculated based on the Group's anticipated capital requirements to provide flexibility to the Group to maintain an appropriate and efficient capital structure. In particular, the size of the specific mandate has been calculated based on internal modelling to provide flexibility to the Group to issue MCS up to the maximum amount which would be eligible to satisfy the Group's expected Limited Tier 1 Capital capacity (with appropriate haircuts to reflect the volatility of the Group's MCS capacity and a conversion applied from US dollars (the Company's functional currency) to pound sterling (the currency of the Company's issued ordinary shares)). For this purpose, and in line with prevailing market practice in European bank and insurance contingent convertible regulatory capital issuances, the Company has assumed that the maximum conversion price discount applicable to the MCS would be 60 per cent of the Company's prevailing share price at the time of issuance. The size of the specific mandate requested this year (approximately ten per cent. of the aggregate nominal value of the Company's issued share capital as of the latest practicable date) is significantly lower than the equivalent requested in previous years (which equalled approximately twenty per cent. of the aggregate nominal value of the Company's issued share capital as of the respective latest practicable dates). This reflects the fact that the Limited Tier 1 Capital capacity of the Group is expected to be lower than the Restricted Tier 1 Capital capacity of the Group under Solvency II, to which MCS were previously eligible to contribute.

As noted above, the resolutions enable the Directors to set the specific terms and conditions of the MCS, including the conversion price, after considering market conditions at the time of issuance. Any conversion price discount of the MCS will be determined in consultation with the HKIA and taking into account prevailing market convention.

Hong Kong Stock Exchange waiver

Under Rule 13.36(1) of the HKLR, the directors of a company must obtain the consent of shareholders in a general meeting prior to allotting or issuing shares or securities convertible into shares except as set out under Rule 13.36(2)(b). Rule 13.36(2)(b) of the HKLR allows the Directors to seek a general mandate from shareholders to allot or issue shares on a non-pre-emptive basis. As explained in this Appendix 2, the Company is seeking this specific mandate from shareholders in addition to the general mandate under Rule 13.36(2)(b) of the HKLR for the sole purpose of issuing MCS. This specific mandate would require a dispensation from Rule 13.36(1) of the HKLR. The Company has therefore applied for, and the Hong Kong Stock Exchange has granted on 19 March 2020, a waiver from compliance with Rule 13.36(1) to allow the Directors to seek the authorities under resolution 25 and resolution 26 in relation to issuing MCS subject to the limits set out in those resolutions. As noted in the Company's announcement dated 1 April 2020, the Hong Kong Stock Exchange has granted to the Company a waiver from strict compliance with Rule 13.36(1) of the Listing Rules to allow it to seek the specific mandate which, if approved by shareholders, would continue in force until:

(i) the earlier of (a) 30 June 2021; and (b) the conclusion of the first Annual General Meeting of the Company following the date on which the specific mandate is approved, at which time the specific mandate shall lapse unless it is renewed; or

(ii) such time as it is revoked or varied by ordinary resolution of the shareholders in general meeting.

HKIA notification

In connection with the waiver described above, Prudential has confirmed to the Hong Kong Stock Exchange that it will only proceed to issue MCS if the terms of the proposed issue have first been shared with, and no objection has been raised in relation to them by, the HKIA.

prudentialplc.com

Prudential plc Notice of Annual General Meeting 2020 17

Additional information

None of the Directors standing for election or re-election has any relationship with any other Director, member of senior management or substantial or controlling shareholder of the Company.

The biographical information in respect of each of these Directors complies with the disclosure requirements as set out in the HKLR. As such, there are no other matters that need to be brought to the attention of holders of securities of the Company and no other information to be disclosed pursuant to the requirements of Rule 13.51(2) (h) to (v) of the HKLR.

The current basic annual fee for Non-executive Directors is £99,000 with additional fees for membership or chairmanship of a Board Committee as follows:

Committee	Ordinary membership £	Chairmanship £
Audit	30,000	75,000
Nomination & Governance	15,000	–
Risk	30,000	75,000
Remuneration	30,000	65,000

Paul Manduca is the Chairman of the Company. He receives an annual fee of £765,000, which includes his Committee duties. Philip Remnant is the Senior Independent Director of the Company and he receives an annual fee of £50,000, in addition to his Board and Committee fees.

A fee of £30,000 is paid to each of Kai Nargolwala and Thomas Watjen for their role representing the views of the Group's workforce at Board level.

Salary levels for Executive Directors are reviewed annually by the Remuneration Committee taking account of the pay budgets for the wider workforce and external market reference points to provide context.

The current basic salaries of MarkFitzPatrick, James Turner and Michael Wells are £776,000, HKD 7,480,000 and £1,172,000 respectively.

In addition, the Executive Directors are eligible to receive a discretionary annual bonus and long-term incentive awards as described more fully in the Directors' Remuneration Report in the 2019 Annual Report.

Interests in the share capital of the Company

As at 24 March 2020, being the latest practicable date prior to the publication of this document, the Directors standing for election and re-election held the following beneficial interests in the ordinary share capital of the Company. These interests include shares acquired under the Share Incentive Plan, deferred annual incentive awards and interests in shares awarded on appointment. For further information please refer to the Directors' Remuneration Report in the 2019 Annual Report.

Directors' interests in shares, options and awards

	Total beneficial interest (number of shares)	Interests in ordinary shares under option	Option exercise price £	Option exercise periods
Chairman				
Paul Manduca	42,500	N/A	N/A	
Executive Directors[1]				
Mark FitzPatrick	72,343	2,061	14.55	1 Dec 22 – 31 May 23
James Turner	80,624	1,237	14.55	1 Jan 21 – 30 June 21
Mike Wells[2]	976,315	–	–	
Non-executive Directors				
Jeremy Anderson	0	N/A	N/A	
David Law	9,066	N/A	N/A	
Kaikhushru Nargolwala	70,000	N/A	N/A	
Anthony Nightingale	50,000	N/A	N/A	
Philip Remnant	6,916	N/A	N/A	
Alice Schroeder[3]	14,500	N/A	N/A	
Tom Watjen[3]	10,340	N/A	N/A	
Fields Wicker-Miurin	4,500	N/A	N/A	
Amy Yip	0	N/A	N/A	

Notes

1 The Executive Directors' beneficial interests in shares are shown as at 24 March 2020, being the latest practicable date prior to the publication of this Notice.

2 Mike Wells' beneficial interests include ordinary shares and ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.

3 Alice Schroeder's and Tom Watjen's beneficial interests are in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.

4 At the date of publication of this Notice, Shriti Vadera is not a Director of the Company and holds no interests in the Company's shares. Shriti will become a Non-executive Director on 1 May 2020.

None of the Directors standing for election or re-election has an interest in the Company's loan stock, nor the shares or loan stock of any subsidiary or associated undertaking of the Group.

18 **Prudential plc** Notice of Annual General Meeting 2020 prudentialplc.com

Notes to Notice of Meeting 1 Members are entitled to appoint a proxy to exercise exercise it, he/she may, under any such agreement, providers are referred, in particular, to those sections all or any of their rights to attend, speak and vote have a right to give instructions to the shareholder of the CREST Manual concerning practical limitations on their behalf at the Meeting. A shareholder may as to the exercise of voting rights. of the CREST system and timings. appoint more than one proxy in relation to the Meeting 7 The statement of the rights of shareholders in relation 13 The Company may treat as invalid a CREST provided that each proxy is appointed to exercise to the appointment of proxies in paragraphs 1 to 4 Proxy Instruction in the circumstances set out in the rights attached to a different share or shares held above does not apply to nominated persons. The Regulation 35(5) (a) of the Uncertificated Securities by that shareholder. Where more than one proxy rights described in these paragraphs can only be Regulations 2001. is appointed, members must specify the number exercised by registered shareholders of the Company. 14 In the case of joint holders, where more than one of of shares each proxy is entitled to exercise. A proxy 8 To be entitled to attend and vote at the Meeting (and the joint holders purports to appoint a proxy, only the need not be a shareholder of the Company. for the purpose of the determination by the Company appointment submitted by the most senior holder will 2 Members’ attention is drawn to the Form of Proxy of the votes they may cast), shareholders must be be accepted. Seniority is determined by the order accompanying this Notice. A proxy may be appointed registered on the Company’s main UK share register or in which the names of the joint holders appear in the by any of the following methods: Hong Kong branch register as at 6.30pm London time Company’s register of members in respect of the joint (i) Completing and returning the enclosed Form on Tuesday 12 May 2020 (1.30am Hong Kong time holding (the first-named being the most senior). of Proxy; on Wednesday 13 May 2020) (or, in the event of any 15 Any corporation which is a member may appoint one (ii) For members on the UK register, electronic adjournment, 6.30pm London time two days prior or more corporate representatives who may exercise proxy appointment by logging onto the to the adjourned meeting). Any person holding an on its behalf all of its powers as a member provided website of Equiniti, the Company’s registrar, interest in shares through CDP must be registered that they do not do so in relation to the same shares. at www.sharevote.co.uk. Shareholders will on CDP’s register as at 5.00pm Singapore time 16 Under Section 527 of the 2006 Act members meeting need their Voting ID, Task ID and Shareholder on Monday 4 May 2020 (or in the event of an the threshold requirements set out in that section Reference Number, which are printed on adjournment 5.00pm Singapore time nine days prior have the right to require the Company to publish on a the accompanying Form of Proxy. Full details of to the adjourned meeting). The earlier CDP deadline website a statement setting out any matter relating to: the procedures are given on the website. If you is to allow sufficient time for a person holding an (i) the audit of the Company’s accounts (including the have already registered with Equiniti’s online interest in shares through CDP to obtain authorisation auditor’s report and the conduct of the audit) that are portfolio service Shareview, you may submit to act as a proxy or representative of HKSCC to be laid before the Meeting; or (ii) any circumstance your proxy vote by logging onto your portfolio Nominees Limited, in whose name the shares are connected with an auditor of the Company ceasing to at www.shareview.co.uk using your user ID and registered, at the Meeting. Changes to the Company’s hold office since the previous meeting at which annual password. Once logged in simply click ‘View’ share registers after the relevant deadline shall be accounts and reports were laid in accordance with on the ‘My Investments’ page, click on the link disregarded in determining the rights of any person Section 437 of the 2006 Act. The Company may not to vote then follow the on screen instructions; or to attend and vote at the Meeting. require the shareholders requesting any such website (iii) If you are a member of CREST, by using the CREST 9 As at 24 March 2020 (being the latest practicable day publication to pay its expenses in complying with electronic appointment service. prior to the publication of this Notice) the Company’s Sections 527 or 528 of the 2006 Act. Where the IMPORTANT: Whichever method you choose, issued share capital consists of 2,601,399,340 Company is required to place a statement on a website your instructions or Form of Proxy must be received ordinary shares, carrying one vote each. Therefore, under Section 527 of the 2006 Act, it must forward by the registrar no later than 11.00am London time the total voting rights in the Company as at 24 March the statement to the Company’s auditor not later than (6.00pm Hong Kong/Singapore time) on Tuesday 2020 were 2,601,399,340. The Company does not the time when it makes the statement available on the 12 May 2020. Any person holding an interest in shares hold any shares in treasury. website. The business which may be dealt with at through CDP must submit the completed Form of 10 CREST members who wish to appoint a proxy the Meeting includes any statement that the Company Proxy to CDP, and should note that CDP must receive or proxies through the CREST electronic proxy has been required under Section 527 of the 2006 Act voting instructions by 5.00pm Singapore time on appointment service may do so by using the to publish on a website. Monday 4 May 2020 to allow it to collate voting procedures described in the CREST Manual. CREST 17 Any member or their proxy attending the Meeting instructions for onward transmission to personal members or other CREST sponsored in person or by proxy has the right to ask questions. Computershare Hong Kong Investor Services Limited members, and those CREST members who have The Company must provide an answer to any such (Computershare Hong Kong), the Hong Kong branch appointed a service provider(s), should refer to their question relating to the business being dealt with at share registrar, by the deadline above. CREST sponsor or voting service provider(s), who will the Meeting save that no such answer need be given 3 If you are a registered shareholder and do not have a be able to take the appropriate action on their behalf. if (i) to do so would interfere unduly with the Form of Proxy and believe that you should have one, or 11 In order for a proxy appointment or instruction made preparation for the Meeting or involve the disclosure if you require additional forms, or would like to request using the CREST service to be valid, the appropriate of confidential information, (ii) the answer has already a hard copy of the 2019 Annual Report please contact CREST message (a CREST Proxy Instruction) must be been given on a website in the form of an answer to a Equiniti on 0371 384 2035 or Computershare Hong properly authenticated in accordance with Euroclear question, or (iii) it is undesirable in the interests of the Kong on + 852 2862 8555. Please contact +44 121 415 UK & Ireland Limited’s specifications, and must Company or the good order of the Meeting that the 7026 for the Equiniti overseas helpline if you are calling contain the information required for such instruction, question be answered. from outside the UK. Lines at Equiniti are open from as described in the CREST Manual (available via www. 18 A copy of this Notice and other information required 8.30am to 5.30pm London time Monday to Friday. euroclear.com). The message, regardless of whether by Section 311A of the 2006 Act, may be found at 4 To be valid a Form of Proxy, or other instrument it constitutes the appointment of a proxy or is an https://www.prudentialplc.com/investors/ appointing a proxy, must be received by post or by amendment to the instruction given to a previously shareholder-information/agm/2020. hand (during normal business hours only) at Equiniti appointed proxy must, in order to be valid, be 19 The Company will continue its practice of calling a Limited, Aspect House, Spencer Road, Lancing, West transmitted so as to be received by the issuer’s agent poll on all resolutions at the Meeting. The provisional Sussex, BN99 6DA no later than 11.00am London time (ID RA19) by 11.00am London time on Tuesday voting results, which will include all votes cast for and on Tuesday 12 May 2020 or at Computershare Hong 12 May 2020. For this purpose, the time of receipt against each resolution at the Meeting, and all proxies Kong Investor Services Limited, 17M Floor, Hopewell will be taken to be the time (as determined by the lodged prior to the Meeting, which will include votes Centre, 183 Queen’s Road East, Wan Chai, Hong Kong timestamp applied to the message by the CREST cast for and against each resolution, will be announced no later than 6.00pm Hong Kong/Singapore time on at the Meeting and published on the Company’s Application Host) from which the issuer’s agent is able Tuesday 12 May 2020. Any person holding an interest website as soon as practicable after the Meeting. to retrieve the message by enquiry to CREST in the The Company will also disclose the number of votes in shares through CDP must submit the completed manner prescribed by CREST. After this time any withheld at the Meeting and on its website. Form of Proxy to CDP, and should note that CDP must change of instructions to proxies appointed through This practice provides shareholders present with receive voting instructions by 5.00pm Singapore time CREST should be communicated to the appointee sufficient information regarding the level of support on Monday 4 May 2020 to allow it to collate voting through other means. and opposition to each resolution and ensures all instructions for onward transmission to 12 CREST members and, where applicable, their CREST votes cast either at the Meeting or through proxies Computershare Hong Kong, the Hong Kong branch sponsors, or voting service providers should note are included in the result. registrar, by the deadline above. that Euroclear UK & Ireland Limited does not make 20 You may not use any electronic address provided 5 The return of a completed Form of Proxy, other available special procedures in CREST for any either in this Notice of Meeting or any related such instrument or any CREST Proxy Instruction particular message. Normal system timings and documents (including the Chairman’s letter and Form (as described in paragraph 11 below) will not prevent limitations will, therefore, apply in relation to the input of Proxy) to communicate with the Company for any a shareholder attending the Meeting and voting of CREST Proxy Instructions. It is the responsibility purposes other than those expressly stated. in person if he/she wishes to do so. of the CREST member concerned to take (or, if the 21 The Company may process personal data of attendees 6 Any person to whom this Notice is sent who is a person CREST member is a CREST personal member, or at the Meeting. This may include webcasts, photos, nominated under Section 146 of the 2006 Act to enjoy sponsored member, or has appointed a voting service recording and audio and video links, as well as other information rights (a nominated person) may, under provider, to procure that his CREST sponsor or voting forms of personal data. The Company shall process an agreement between him/her and the shareholder service provider(s) take(s)) such action as shall be such personal data in accordance with its privacy by whom he/she was nominated, have a right to be necessary to ensure that a message is transmitted by policy, which can found at https://www.prudentialplc. appointed (or to have someone else appointed) as a means of the CREST system by any particular time. com/~/media/Files/P/Prudential-V3/content-pdf/ proxy for the Meeting. If a nominated person has no In this connection, CREST members and, where prudential-plc-privacy-policy-oct2019.pdf. such proxy appointment right or does not wish to applicable, their CREST sponsors or voting system prudentialplc.com Prudential plc Notice of Annual General Meeting 2020 19

Getting to the Annual General Meeting


St James's Park
Horse Guards Rd
Parliament Street
Westminster
Birdcage Walk
Great George Street
Westminster Bridge
Storey's Gate
Old Queen Street
QEII Centre
Parliament Square
Broad Sanctuary
Houses of Parliament
Petty France
Tothill Street
River Thames
St James's Park
Westminster Abbey
Main entrance
Abingdon Street
Victoria Street
Great Smith Street

Annual General Meeting

The Prudential plc 2020 Annual General Meeting will be held at:

Churchill Auditorium,
QEII Centre,
Broad Sanctuary, Westminster,
London SW1P 3EE

at 11.00am London time (6.00pm Hong Kong/Singapore time) on Thursday 14 May 2020.

The Notice of Meeting and all other details for the Annual General Meeting are available on our website: https://www.prudentialplc.com/investors/shareholder-information/agm/2020

Special arrangements have been made to help shareholders who are in any way physically disabled or those who are hard of hearing.

The QEII Centre operates a security system. Cameras and recording devices are not permitted in the auditorium.

By underground

The nearest tube stations are St James's Park and Westminster on the District and Circle lines. Westminster is also on the Jubilee line.

By bus

Bus routes 24, 11, 88, 148 and 211 all stop nearby.

20 **Prudential plc** Notice of Annual General Meeting 2020 prudentialplc.com

Shareholder information

Shareholder enquiries

For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company registrars:

By post
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA

By telephone
Tel 0371 384 2035
Textel 0371 384 2255 (for hard of hearing)

Lines are open from 8.30am to 5.30pm (London time), Monday to Friday. International shareholders Tel: +44 121 415 7026

Documents available for inspection

Copies of the documents listed below will be available for inspection during normal business hours at 1 Angel Court, London, EC2R 7AG, the registered office of the Company, Monday to Friday (public holidays excepted) from the date of this Notice.

They will also be available at the place of the Meeting, Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, from 10:45am on Thursday 14 May 2020 until the conclusion of the Meeting.

The documents available for inspection are:

— the service contracts between the Prudential Group and the Executive Directors; and

— the letters of appointment and terms and conditions of appointment between the Company and the Chairman and the Company and the Non-executive Directors.

The above documents will also be displayed at the offices of Slaughter and May, 47th Floor, Jardine House, One Connaught Place, Central, Hong Kong.

Dividend mandates

Shareholders may have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Equiniti and request a cash dividend mandate form. Alternatively, shareholders may download the form from www.prudentialplc.com.

If you are an overseas shareholder then you may be able to make use of the overseas payment service provided by Equiniti which enables your dividends to be paid in local currency direct to your bank account. To obtain further information about this service please contact Equiniti on the number above or alternatively visit: www.shareview.co.uk/4/Info/Portfolio/Default/en/Home/Shareholders/Pages/Overseas-Payment-Service.aspx

Dividend currency

Starting with the 2019 second interim dividend, the Company now declares its dividends in US dollars.

Shareholders on the UK register may choose to receive their dividend payment in pound sterling or in US dollars. If no choice is made, the shareholder will receive payment in pound sterling.

Shareholders on the Hong Kong register may choose to receive their dividend payment in Hong Kong dollars or US dollars. If no choice is made, the shareholder will receive payment in Hong Kong dollars.

Those holding their shares on the UK or Hong Kong registers may elect to receive payment for this and future dividends in US dollars.

Such election must be received by the relevant share registrar on or before 23 April 2020. Elections can be made by contacting the relevant registrar whose contact details, and further information, can be found on Prudential's website https://www.prudentialplc.com/investors/shareholder-information/dividend/dividend-currency-election

2019 Second interim dividend timetable

The timetable for the 2019 second interim dividend is as follows:

2019 second interim dividend	Shareholders registered on the UK register and Hong Kong branch register	Holders of US American Depositary Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex-dividend date	26 March 2020	–	26 March 2020
Record date	27 March 2020	27 March 2020	27 March 2020
Payment date	15 May 2020	15 May 2020	On or about 22 May 2020

Cash dividend alternative

The Company operates a Dividend Reinvestment Plan (DRIP). Shareholders who have elected for the DRIP will automatically receive shares for all future dividends in respect of which a DRIP alternative is offered. The election may be cancelled at any time by the shareholder. Further details of the DRIP are available at www.shareview.co.uk/4/Info/Portfolio/default/en/home/shareholders/Pages/ReinvestDividends.aspx.

Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk. Shareholders who have registered will be sent an email notification whenever shareholder documents are available on the Company's website. When registering, shareholders will need their shareholder reference number which can be found on their share certificate or Form of Proxy. The option to receive shareholder documents electronically is not available to shareholders holding shares through CDP.

How to manage shareholdings

Information on how to manage shareholdings can be found at help.shareview.co.uk. The pages at this web address provide the following:

— answers to commonly asked questions regarding shareholder registration;

— links to downloadable forms, guidance notes, and Company history fact sheets; and

— a choice of contact methods – via email, phone, or post.

If the answer to a question is not included in the information provided, shareholders can send enquires via secure email from these pages. A form will need to be completed, together with a shareholder reference number, name, address and email address, if desired.

prudentialplc.com

Prudential plc Notice of Annual General Meeting 2020 21

SHAREHOLDER INFORMATION
CONTINUED

Corporate Sponsored Nominee account

Prudential offers a Corporate Sponsored Nominee account (CSN) that allows shareholders based in the EEA to hold their Prudential shares in an electronic format. Further information on the CSN can be found at www.shareview.co.uk.

To join the CSN simply contact Equiniti on 0371 384 2035 for a transfer form. Complete and return it with your share certificates to the address stated on the form.

Further information, including the full terms and conditions, can be found online at www.shareview.co.uk/info/csn or alternatively you can speak to someone at Equiniti on 0371 384 2035.

Share dealing services

The Company's Registrars, Equiniti, offer a postal dealing facility for buying and selling Prudential plc ordinary shares; please see the Equiniti address on page 21 or telephone 0371 384 2248. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0345 603 7037 between 8.30am and 5.30pm London time, Monday to Friday, and for internet sales log on to http://www.shareview.co.uk/dealing.

ShareGift

Shareholders who only have a small number of shares the value of which makes them uneconomic to sell may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be downloaded from our website https://www.prudentialplc.com/investors/shareholder-information/forms or from Equiniti. Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org.

Hong Kong branch register

The Company operates a branch register for shareholders in Hong Kong. All enquiries regarding Hong Kong branch register accounts should be directed to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. Telephone: +852 2862 8555.

American Depositary Receipts (ADRs)

The Company's ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JPMorgan Chase, the authorised depositary bank, at JPMorgan Chase Bank, N.A, PO Box 64504, St. Paul, MN 55164-0504, USA. Telephone General +1 800 990 1135 or from outside the US +1 651 453 2128 or log on to www.adr.com.

Singapore shareholder enquiries

Shareholders who have shares standing to the credit of their securities accounts with CDP in Singapore may refer queries to the CDP at 11 North Buona Vista Drive, #01-19/20 The Metropolis Tower 2, Singapore 138589. Telephone +65 6535 7511. Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.

22 **Prudential plc** Notice of Annual General Meeting 2020 prudentialplc.com

Prudential public limited company Principal place of business Incorporated and registered in Hong Kong in England and Wales 13th Floor Registered office One International Finance Centre 1 Angel Court 1 Harbour View Street London Central EC2R 7AG Hong Kong Registered number 1397169 www.prudentialplc.com Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, or with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 April 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Chris Smith

Chris Smith
Deputy Group Secretary